UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2017 and 2016 and the supplemental schedule as of December 31, 2017 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 26, 2018

By: /s/ Ann Marie Odrobina

Ann Marie Odrobina
M&T Bank Corporation Employee
Benefit Plans Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-32044, 333-16077, 333-84384, 333-164015 and 333-189097) of M&T Bank Corporation of our report dated June 26, 2018 relating to the financial statements of M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Buffalo, New York
June 26, 2018

Exhibit 99.1

**INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN**

* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and are therefore omitted.



Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of M&T Bank Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of M&T Bank Corporation Retirement Savings Plan (the "Plan") as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at December 31, 2017) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 26, 2018

We have served as the Plan's auditor since 1986.

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available For Benefits

| | December 31 | |
	2017	2016
Assets		
Total investments, at fair value	$ 2,478,887,113	$ 2,134,492,528
Receivables		
Participant contributions	2,136,735	1,930,235
Employer – Matching contribution	1,854,459	774,646
Employer – Retirement Accumulation Account contribution	27,494,430	25,359,518
Notes receivable from participants	29,002,471	28,744,891
Total receivables	60,488,095	56,809,290
Due from broker	159,006	336,063
Net assets available for benefits	$ 2,539,534,214	$ 2,191,637,881

The accompanying notes are an integral part of these financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

	Year ended December 31	
	2017	**2016**
Additions		
Investment income		
Interest	$ 6,074,770	$ 5,325,696
Dividends	83,327,387	43,548,168
Net appreciation (depreciation) in fair value of investments	266,717,933	172,960,875
Total investment income	356,120,090	221,834,739
Contributions		
Participants	99,129,817	83,922,031
Employer – Matching	39,831,000	36,376,659
Employer – Retirement Accumulation Account	27,843,137	25,527,941
Total contributions	166,803,954	145,826,631
Total additions	522,924,044	367,661,370
Deductions		
Participant benefits paid	(175,027,711)	(140,124,575)
Change in net assets available for benefits	347,896,333	227,536,795
Net assets available for benefits		
Beginning of year	2,191,637,881	1,910,706,013
Transfer of assets into plan due to plan merger (Note 1)	-	53,395,073
End of year	$ 2,539,534,214	$ 2,191,637,881

The accompanying notes are an integral part of these financial statements.

1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution combined 401(k)/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan also offers a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan and for any employee hired after July 1, 2004, M&T makes contributions on behalf of eligible participants based on each participant's compensation and length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax or Roth contributions through salary reduction. Participants are eligible to have 401(k) employer matching contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age and making salary reduction contributions. Additionally, RAA participating employees are eligible for employer RAA contributions if they are at least age 21, are credited with 1,000 hours of service during the plan year and are employed by the Company on the last day of the calendar year following completion of 12 months of continuous service, or if the RAA participating employee retired during the calendar year.

Administration

The Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching and RAA contributions. Employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50%, subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and before-tax deferral amounts made by participants under Internal Revenue Code Sections 125, 132(f), 402(e)(3), 402(h) and 403(b), but excludes any compensation derived from equity awards.

Generally, an individual participant's contribution was limited to $18,000 in each of 2017 and 2016. As a result of a plan amendment, effective April 1, 2016 participants are permitted to make after-tax contributions to the Plan.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's contributions that exceed 3%, but do not exceed 6%, of compensation for the Plan year.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make additional unmatched catch-up contributions up to a maximum of $6,000 for each of 2017 and 2016.

Employer Retirement Accumulation Account contributions

For each Plan year, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive an RAA contribution if they (1) satisfy the Plan's eligibility requirements; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T defined benefit pension plan if hired prior to July 2, 2004, or if the eligible participant retired during the plan year. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Vesting

Participants' accounts are at all times fully vested and nonforfeitable, with the exception of portions attributable to RAA contributions and employer matching contributions made under the Wilmington Trust Thrift Savings Plan ("Wilmington Trust Plan") for former plan participants. The Wilmington Trust Plan was merged into the Plan on September 15, 2011.

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Participants vest in their RAA contributions as follows:

Vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Forfeitures

Forfeitures represent the RAAs of participants who have terminated employment with the Company and do not have a 100% non-forfeitable right in their RAA. Forfeitures are used first to restore participant accounts that are required to be reinstated pursuant to the provisions of the Plan. At the discretion of the Administrative Committee, any remaining forfeitures may be used to reduce employer contributions (including RAA contributions). Employer contributions were reduced by $715,000 and $343,597 from the forfeiture account during 2017 and 2016, respectively. Unused balances of forfeited accounts were $114,485 and $80,683 at December 31, 2017 and 2016, respectively.

Investment programs

Participants may direct the investment of their plan balances in 1% increments in any of several investment alternatives, which include mutual funds, common trust funds and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

Notes to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed. Loans are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Wilmington Trust Plan, which allowed loan terms greater than five years under certain circumstances. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statements of changes in net assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the valuation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) are automatically rolled over into an individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. The non-vested portion of a participant's RAA is forfeited upon termination. The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution is made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

Plan Merger

Effective April 1, 2016, the Profit Incentive Bonus Plan of Hudson City Savings Bank (the "Hudson City Plan") was merged with and into the Plan, and participants of the Hudson City Plan became participants and beneficiaries of the Plan, and their accounts were transferred to the Plan. On the merger date, investments in the Fidelity Advisor Stable Value (Class 1) Fund and in M&T Bank Corporation common stock were transferred to the Plan in-kind, while the remainder of the Hudson City Plan assets were liquidated and transferred to the Plan, at which time those assets were invested in the Plan's available investment options at each participant's discretion. Assets transferred to the Plan totaled $53,395,073 and included $653,428 of participant loans receivable.

Effective April 1, 2016, the Plan was amended to provide credit for past service for former employees of Hudson City Savings Bank for eligibility and vesting purposes, to clarify the Plan's eligibility rules and to establish special vesting rules for former participants in the Hudson City Plan. The amendment also allows a participant who had an outstanding loan from the Hudson City Plan to continue to repay the loan in accordance with the terms of the promissory note evidencing such loan.

2. Summary of significant accounting policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates
The preparation of financial statements in conformity with US GAAP requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments in common stock and mutual funds are reported at fair value. Investments in the common trust funds are reported at Net Asset Value ("NAV"). Information on fair value measurements is provided in note 3. Investment income of M&T common stock, the common trust funds and each mutual fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Administrative expenses
The Plan's expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. In addition, certain investment-related expenses are included in net appreciation (depreciation) of fair value of investments presented in the accompanying statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are reflected as a reduction in plan assets. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2017 and 2016 totaling $6,042 and $9,279, respectively. These amounts qualify as party-in-interest transactions and have been included in the statements of changes in net assets available for benefits in net appreciation (depreciation) in fair value of investments.

Payment of benefits
Benefits are recorded when paid.

3. **Fair value measurements**

US GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in US GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1   Valuation is based on quoted prices in active markets for identical assets and liabilities.

- Level 2   Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

- Level 3   Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

Assets and liabilities are classified within the fair value hierarchy based upon the lowest level classification of an input that is considered significant to the overall valuation. In general, the valuation techniques used attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following is a description of the valuation methodologies used for assets measured at fair value:

- M&T Bank Corporation common stock is valued at the closing price reported on the active market on which the stock is traded.

- Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-ended funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

- Common trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

The following tables present the Plan's investments at December 31, 2017 and 2016 measured at estimated fair value on a recurring basis:

	At December 31, 2017			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 396,463,286	-	-	$ 396,463,286
Mutual funds	1,387,161,956	-	-	1,387,161,956
Total	$ 1,783,625,242	-	-	$ 1,783,625,242
Investments measured at NAV(a)				695,261,871
Investments at fair value				$ 2,478,887,113

	At December 31, 2016			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 378,810,595	-	-	$ 378,810,595
Mutual funds	1,177,691,311	-	-	1,177,691,311
Total	$ 1,556,501,906	-	-	$ 1,556,501,906
Investments measured at NAV(a)				577,990,622
Investments at fair value				$ 2,134,492,528

(a) In accordance with Subtopic 820-10 of ASU 2015-07, the common trust funds have not been classified in the Fair Value Hierarchy for the years ended December 31, 2017 and 2016. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between levels of the fair value hierarchy during 2017 or 2016. There were no Level 3 valuations during 2017 or 2016.

The Wilmington Stable Value Fund investment represents $224,312,445 and $206,441,818 of investments measured at NAV at December 31, 2017 and 2016, respectively. The NAV is based on the contract value of the underlying investments, and is the value at which participant transactions occur. Participant transactions (purchases and sales) may occur daily in the Wilmington Stable Value Fund. Were the Plan to initiate a full redemption of the Wilmington Stable Value Fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust no earlier than sixty (60) days after such notice is provided, in order to ensure that securities liquidations will be carried out in an orderly business manner. The Wilmington Stable Value Fund had no unfunded commitments at December 31, 2017 or 2016.

The Fidelity Stable Value Fund investment was liquidated during 2017. At December 31, 2016 the Fidelity Stable Value fund represented $8,692,526 of investments measured at NAV, which is based on the contract value of the underlying investments, and is the value at which participant transactions occur. Participant transactions (purchases and sales) from the Fidelity Stable Value Fund could occur daily, unless made to a competing fund (i.e. money market funds, certain other fixed income funds), in which case they must be held first for ninety (90) days in a non-competing fund before the transfer. The Fidelity Stable Value Fund had no unfunded commitments at December 31, 2017 of December 31, 2016.

The T. Rowe common trust fund investments represent $470,949,426 and $362,856,278 of investments measured at NAV at December 31, 2017 and December 31, 2016, respectively. Participant transactions (purchases and sales) may occur daily in any of the T. Rowe common trust funds. Were the Plan to initiate a full redemption of any of the T. Rowe common trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust no earlier than ninety (90) days after such notice is provided, in order to ensure that securities liquidations will be carried out in an orderly business manner. The T. Rowe common trust funds had no unfunded commitments at December 31, 2017 or 2016.

4. **Risks and uncertainties**

The Plan invests in various investment securities, which include mutual funds, common trust funds and the common stock of M&T. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan has varying degrees of concentrations in investments, which exposes the Plan to additional risk of those investments experiencing a material change in value.

5. **Income taxes**

The Internal Revenue Service has determined and informed the Company by a letter dated November 22, 2016 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel are of the opinion that changes in the Plan have not affected the tax-exempt status of the Plan, and accordingly, no provision has been made for income taxes.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016 there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The tax years 2014-2017 remain subject to examination by federal and state authorities.

6. Related-party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 2,318,634 shares with a fair value of $396,463,286 and 2,421,598 shares with a fair value of $378,810,595 at December 31, 2017 and 2016, respectively. The plan received cash dividends of $6,786,373 and $7,397,686 on the common stock of M&T during 2017 and 2016, respectively.

Certain Plan investment alternatives totaling $1,024,555,515 and $824,066,683 at December 31, 2017 and 2016, respectively, represent shares of mutual funds and common trust funds that are advised by an entity related to T. Rowe. T. Rowe serves as trustee and recordkeeper. Wilmington Trust Investment Advisors, Inc. ("WTIA") provides advisory services for Plan investments, which include Wilmington Trust Funds, as well as providing recommendations related to the investment alternatives offered by the Plan. WTIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The Plan investments in Wilmington Trust Funds totaled $302,274,631 and $305,083,438 at December 31, 2017 and 2016, respectively. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay WTIA any fees on behalf of the Plan during 2017 and 2016. Fees paid by M&T Bank to T. Rowe in 2017 and 2016 were not material.

The Plan allows participants to take loans from their accounts in the Plan. These notes receivable from participants qualify as party-in-interest transactions and totaled $29,002,471 and $28,744,891 at December 31, 2017 and 2016, respectively.

7. Contingencies

Habib, et al v. M&T Bank, M&T Bank Employee Benefits Committee, WTIA, WFMC, et al (U.S. District Court, W.D.N.Y): On May 11, 2016, one current and four former Plan participants commenced a putative class action naming M&T, M&T Bank, the Administrative Committee, WTIA, Wilmington Funds Management Corp., Wilmington Trust Corporation and various Administrative Committee members and directors as defendants (collectively, the "Defendants"). The complaint alleges that M&T, board members, officers, the Administrative Committee and individual fiduciaries violated ERISA's fiduciary duties rules by: giving preference to M&T/Wilmington-affiliated funds in the Plan, from which the Company earns fees; selecting other investment funds with high fees and expenses that reduced investment returns earned by participants; and retaining T. Rowe Price to administer the plan and offer T. Rowe Price funds in order to reduce M&T's costs of plan administration. Plaintiffs allege that the Plan had between 15,000 and 18,000 participants during the relevant period, which is May 11, 2010 to the present. Plaintiffs' seek unspecified damages, disgorgement of revenues received from the Plan, injunctive relief, interest and attorney fees. A second, copycat, class action lawsuit, *Allen v. M&T Bank, et al*, was filed, asserting substantially similar allegations. Lawyers for both sets of plaintiffs have agreed to consolidate the two cases and proceed with a single case. The Court approved the consolidation of the two cases. Plaintiffs have served a consolidated complaint. M&T filed a motion to dismiss portions of the complaint on October 10, 2017 and awaits the Court's decision. Matters similar to these cases have been resolved through dismissal, summary judgment, settlement, or alterations to the Plan and/or its business practices. The Defendants will defend these matters.

The Plan is subject in the normal course of business to various pending and threatened legal proceedings and other matters in which claims for monetary damages are asserted. On an on-going basis management, after consultation with legal counsel, assesses the Plan's liabilities and contingencies in connection with such proceedings. The extent the pending or threatened litigation could result in exposure is not currently estimable. Although the Administrative Committee does not believe that the outcome of pending litigations will be material to the Plan's assets available for benefits, it cannot rule out the possibility that such outcomes will be material to the statement of changes in net assets available for benefits for a particular reporting period in the future.

8. Subsequent events

The Company has evaluated the impact of subsequent events on these financial statements through the date of financial statement issuance, and noted no subsequent events requiring financial statement recognition or disclosure.

SUPPLEMENTAL
SCHEDULE

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
EIN 16-0538020 Plan 004
Schedule H, Line 4i - Schedule of Assets (Held at December 31, 2017)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of Shares	Current Value
Common stock			
* M&T Bank Corporation [1]	Common Stock	2,318,634	$ 396,463,286
Common trust funds			
* WilmingtonTrust	Stable Value Fund	12,329,941	224,312,445
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund - Class F	1,070,027	16,596,111
* T. Rowe Price Associates, Inc.	Retirement 2015 Fund - Class F	163,611	2,707,755
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund - Class F	6,018,372	105,742,791
* T. Rowe Price Associates, Inc.	Retirement 2025 Fund - Class F	860,069	15,937,079
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund - Class F	7,614,332	147,565,752
* T. Rowe Price Associates, Inc.	Retirement 2035 Fund - Class F	245,042	4,908,190
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund - Class F	6,747,938	138,130,285
* T. Rowe Price Associates, Inc.	Retirement 2045 Fund - Class F	207,762	4,267,430
* T. Rowe Price Associates, Inc.	Retirement 2050 Fund - Class F	156,688	3,219,948
* T. Rowe Price Associates, Inc.	Retirement 2055 Fund - Class F	86,093	1,768,347
* T. Rowe Price Associates, Inc.	Retirement 2060 Fund - Class F	134,788	1,771,112
* T. Rowe Price Associates, Inc.	Retirement Balanced Fund - Class F	1,962,232	28,334,626
			695,261,871
Mutual fund investments			
Diamond Hill	Large Cap Fund	1,866,808	49,694,435
Metropolitan West	Total Return Bond I	5,337,925	56,902,277
Meridian	Small Cap Growth Fund Institutional	30,825	494,432
Morgan Stanley	Institutional Growth Fund	1,033,752	43,303,872
Morgan Stanley	Institutional Small Company Growth Fund	2,451,648	26,870,063
Sterling Capital	Mid Cap Value Institutional	2,259,655	43,340,174
* T. Rowe Price Associates, Inc.	Balanced Fund	10,153,382	247,031,788
* T. Rowe Price Associates, Inc.	Equity Income Fund	1,953,780	65,139,039
* T. Rowe Price Associates, Inc.	Growth Stock Fund	2,361,971	147,977,508
* T. Rowe Price Associates, Inc.	Small-Cap Value Fund	1,904,969	93,457,754
The Vanguard Group, Inc.	Institutional Index Fund	1,101,206	268,121,627
The Vanguard Group, Inc.	Mid-Cap Index Fund Institutional Share	2,464,620	104,302,736
The Vanguard Group, Inc.	Small Cap Index Institutional	420,655	29,773,943
The Vanguard Group, Inc.	Short-Term Bond Fund	144,245	1,497,259
The Vanguard Group, Inc.	Intermediate-Term Bond Fund	91,117	1,035,093
The Vanguard Group, Inc.	Developed Markets Index Institutional	5,647,189	127,400,589
The Vanguard Group, Inc.	Emerging Markets Stock Index Fund	47,597	1,817,239
The Vanguard Group, Inc.	High Dividend Yield Index Fund	30,686	1,039,942
* WilmingtonTrust	Broad Market Bond Fund	1,234,048	11,896,222
* WilmingtonTrust	Multi-Manager Real Asset Fund	468,793	6,900,637
* WilmingtonTrust	Intermediate-Term Bond Fund	1,769,230	17,356,150
* WilmingtonTrust	Multi-Manager International Fund	1,443,424	13,279,501
* WilmingtonTrust	Short-Term Bond Fund	2,873,079	28,529,676
			1,387,161,956
Loans to participants			
* Participant Loans Receivable	4.25% to 8.50%, fully secured by vested benefits, with maturities through 2039		29,002,471
	Total assets held for investment purposes		$ 2,507,889,584

[1] See note 6 of notes to financial statements.

* Indicates that the identity of the party involved is a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.